December 24, 2013

Via EDGAR

Mara L. Ransom

Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3561

Re:	NRG Energy, Inc.
Registration Statement on Form S-1
Filed October 18, 2013
Response dated November 27, 2013
File No. 333-191797

Dear Ms. Ransom:

This letter responds to the comments set forth in your letters dated December 20, 2013 and December 11, 2013 to Brian Curci, Deputy General Counsel and Corporate Secretary of NRG Energy, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”) with respect to a transaction with Edison Mission Energy (“EME”).  For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

December 20, 2013 Letter:

1.                                      We note your response to comment 1 in our letter dated November 13, 2013. However, we remain concerned that this offering commenced privately because it appears that EME became irrevocably bound to acquire the securities covered by the registration statement prior to its filing subject only to conditions outside EME’s control. Accordingly, it appears that the registration statement should instead cover the resale of the securities issued to EME. Please revise accordingly or help us to understand why you believe that this transaction is properly registered as a primary offering. In doing so, please provide your analysis as to when EME became irrevocably bound to purchase the securities offered by NRG. Please refer to Securities Act Sections Compliance and Disclosure Questions 139.09 and 139.11, by analogy.

RESPONSE:

The Company notes the Staff’s position and will revise the registration statement to cover the resale by EME on an amendment to the previously filed Form S-1 to convert such Form S-1 to a Form S-3 (“Converted Form S-1”) or an amendment to the previously filed Form S-1 (“Amended Form S-1”) as requested by the Staff.

December 11, 2013 Letter:

1.                                      We note your response to comment 2 in our letter dated November 13, 2013 and we continue to believe that EME is a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended. Please identify EME as an underwriter, or provide additional analysis as to why you do not believe that EME is a statutory underwriter as defined in Section 2(a)(11). In doing so, please discuss why you do not believe that the exchange of EME’s assets for shares of NRG common stock constitutes a purchase of securities from NRG, and why you do not believe that the distribution of NRG common stock to EME’s unsecured creditors in satisfaction of outstanding obligations owed by EME to the unsecured creditors constitutes a sale of securities. We may have further comment after reviewing your response.

RESPONSE:

The Company notes the Staff’s position and will revise the registration statement to name EME as a statutory underwriter.

2.                                      We note your response to comment 5 in our letter dated November 13, 2013 and we re-issue this comment. Rule 411(b)(2) applies to information that is not required in a prospectus, and your response indicates that you are incorporating by reference the filings of EME to comply with Item 11(e) of Form S-1, which is disclosure that is required to be contained in a prospectus. To the extent that Rule 411(a) governs your ability to incorporate by reference, we note that Rule 411(a) provides that information shall not be incorporated by reference in a prospectus unless otherwise provided in the appropriate form. A registrant filing on Form S-1 may not include information about a Form S-3 company in its prospectus through incorporation by reference. Please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 113.07. Please revise, including, if the information about EME is material, setting forth such information in the prospectus in full.

RESPONSE:

The Company respectfully submits that, pursuant to the requirements under Form S-3, the Company may incorporate by reference the financial statements of EME into its proposed Converted Form S-1.  In the alternative, if the Staff does not agree with the filing of the Converted Form S-1, the Company will include such financials into an Amended Form S-1 as requested by the Staff.

***********************

In connection with the responses above, the Company acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (609) 524-4500 or to Katayun Jaffari at (215) 864-8475.

Sincerely,

/s/ Brian Curci
Brian Curci
Deputy General Counsel and
Corporate Secretary
cc:	Katayun I. Jaffari